Exhibit 99.2

Performance of Wipro Limited for Quarter and Year ended - March 31, 2012 Suresh Senapaty Executive Director and Chief Financial Officer April 25, 2012

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Financial Summary for the Year Ended March 31, 2012 (IFRS)

Wipro Limited (Consolidated)

Particulars	For the Year. (Rs. Cr)	YoY Growth for the Year.
Revenue	37,525	21%
Earnings Before Interest & Tax	6,401	11%
Non GAAP Net Income	5,561	6%
Net Income	5,573	5%

Key Segmental Results

Particulars	Revenue for the Year. (Rs. Cr)	YoY Growth for the Year.	PBIT for the Year. (Rs. Cr)	YoY Growth for the Year.
IT Services	28,431	21%	5,927	11%
IT Products	3,844	4%	179	11%
Consumer Care & Lighting	3,340	23%	396	15%

Final Dividend of Rs.4 per share – Total dividend for the year at Rs.6 per share

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Financial Summary for the Quarter Ended March 31, 2012 (IFRS)

Wipro Limited (Consolidated)

Particulars	For the Qtr. (Rs. Cr)	YoY Growth for the Qtr.
Revenue	9,869	19%
Earnings Before Interest & Tax	1,694	15%
Non GAAP Net Income	1,481	8%
Net Income	1,481	8%

Key Segmental Results

Particulars	Revenue for the Qtr. (Rs. Cr)	YoY Growth for the Qtr.	PBIT for the Qtr. (Rs. Cr)	YoY Growth for the Qtr.
IT Services	7,590	21%	1,573	13%
IT Products	937	3%	44	32%
Consumer Care & Lighting	907	25%	113	30%

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Highlights for the Quarter – IT Services

•	Reported Revenues at $1,536 Mn sequential growth of 2%.

•	Operating margins drop of only 10 basis points despite sharp Rupee appreciation

•	Continued improvement in Revenue productivity – Offshore realizations up by 1.4% and onsite realizations up by 0.4%

•	Attrition stable at 14.4% – employees settled into the new structure

•	Customer metrics shows further improvement – 7 customers with Revenue greater than $100 million on a trailing 12 month basis, up from 3 last year

•	Strong cash flow generation – Both free cash flow and operating cash more than 100% of PAT

•	41 new clients added during the quarter

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IT Services – Revenue Dynamics for Quarter Ended March 31, 2012

Vertical Distribution % of Revenue Geographical Distribution % of Revenue

Vertical

•        Energy and Utilities grew 6.8%, Retail grew 5.9%

•        Healthcare and Manufacturing grew 2.4% sequentially

Geographies

•        Americas grew 1.1% sequentially

•        India and Middle East grew 7.6% sequentially

•        Emerging markets continued to show strong growth clocking a sequential growth of 10.5%.

Service Lines

•        TIS grew 6.4% sequentially

•        Analytics and Information Management grew 5.4% sequentially

•        Business Application Services grew 1.3% sequentially

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IT Services – Deal Wins

•        The National University of Singapore, the largest university in Singapore and one of the most reputed in the APAC region, has chosen Wipro as a partner for a multi-million dollar IT Infrastructure Services engagement. This partnership constitutes one of the largest IT outsourcing engagements by the Singapore Government in the Higher Education sector.

•        Wipro has signed a multi-year deal with a large financial institution to provide development and operational support services. The scale and scope of this project will improve information lifecycle management, regulatory compliance and enhance data quality. This will help our customer achieve a leadership position in the market and help integrate acquisitions faster.

•        A leading global computing peripherals provider has selected Wipro to reduce the total cost of ownership of R&D for its legacy product portfolio. Wipro will be responsible for sustenance and enhancement of firmware for a large family of devices for the next 5 years.

•        Wipro has won a multi-year engagement with a leading communication service provider in North America, to provide technical support services and in future enable a set of IT and Operations transformation initiatives.

•        Wipro won a large contract facilitated by NABARD to provide the total solution and implement CBS in the identified State Co-operative Banks and Central Co-operative Banks including providing the required database, middleware, network, project implementation and project management.

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Awards and Accolades

•

Wipro was recognized by the Ethisphere Institute, the leading business ethics think-tank, as one of the 2012 World’s Most Ethical (WME) Companies. This recognition is for a select number of companies from around the world who demonstrate consistently high levels of transparency, ethics and corporate responsibility.

•

Wipro won the prestigious Managed Services Vendor of the year 2011 from Corporate Publishing International (CPI), Dubai. The CNME awards are an annual event that recognizes both End Users and Vendors across 20 categories and this year the winners were chosen from 210 nominations.

•	Standard & Poor’s Ratings Services raised its long-term corporate credit rating on Wipro to ‘BBB+’ from ‘BBB’. The outlook is stable.

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Non IT Business Highlights

Wipro Consumer Care and Lighting (WCCL)	•	Revenue growth in Q4 of 25% yoy and EBIT growth of 30% yoy
	•	Santoor No 1 Brand in combined South + West regions at 13.8% share
	•	Major businesses Santoor, Yardley and UNZA drove the Q4 growth
	•	International business Brands Enchanteur, Safi, Male Toiletries (Romano and Dashing) grew ahead of our expectations
	•	Leaders in functional LED lighting, growth upwards of 100%

Wipro Infrastructure Engineering (WIN)	•	In FY12, we saw good growth in key geographies of our business, driven by renewed focus on infrastructure development, recovery of demand and OEM competitive interplay.
	•	Though we experienced some blips in the short term in Q4 (due to softening of demand), long term fundamentals remain strong
	•	We are progressing well on the JV agreement with Kawasaki Precision Machines Ltd signed in December and our agreement with EADS subsidiary CESA

Wipro Eco Energy	•	Our energy management business is showing positive momentum in market place. We are able to excite customer by demonstrating analytics driven energy savings

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Looking ahead

Looking ahead For the quarter ending June 30, 2012

*	Guidance is based on the following currency exchange rates: GBP/USD at 1.58 Euro/USD at 1.31, AUD/USD at 1.07, USD/INR at 50.07

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended March 31, 2012

Particulars	Q4’12	Q3’12	Q4’11
Revenue Composition
Global Media & Telecom	14.9%	15.4%	17.2%
Finance Solutions	26.6%	27.3%	26.7%
Manufacturing & Hitech	19.1%	19.0%	19.7%
Healthcare, Life Sciences & Services	10.0%	10.0%	10.5%
Retail & Transportation	15.4%	14.9%	15.7%
Energy & Utilities	14.0%	13.4%	10.2%
Geography Composition
Americas	52.1%	52.5%	53.9%
Europe	27.7%	28.2%	28.0%
Japan	1.1%	1.3%	1.5%
India & Middle East Business	9.6%	9.1%	9.1%
APAC & Other Emerging Markets	9.5%	8.9%	7.5%
People related
Number of employees	135,920	136,734	122,385
Net Additions	(814)	5,004	2,894

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Key Operating Metrics in IT Services for the Quarter ended March 31, 2012

Particulars	Q4’12	Q3’12	Q4’11
Customer Concentration
Top Customer	3.5%	3.9%	3.1%
Top 5	11.5%	11.8%	11.4%
Top 10	20.0%	19.9%	19.7%
Active Customers	943	953	904
No. of New Customers	41	39	68
Repeat Business	96.7%	97.9%	96.9%
FPP Revenue Mix	45.2%	45.5%	47.8%
Off Shore Revenue Mix	46.1%	45.6%	48.8%
Customer Size Distribution
$ 100 Mn+	7	6	3
$ 75 Mn+	16	14	12
$ 50 Mn+	25	25	22
$ 20 Mn+	75	73	68
$ 10 Mn+	121	121	117
$ 5 Mn+	208	197	180
$ 1 Mn+	475	462	429

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Thank You Suresh Senapaty Executive Director and CFO suresh.senapaty@wipro.com

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